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                                                                 AUGUST 9, 2006


                 KINROSS GOLD AGREES TO PURCHASE SHARES OF X-CAL

          ANNOUNCES FILING OF FORT KNOX AND PARACATU TECHNICAL REPORTS

TORONTO, ONTARIO - Kinross Gold Corporation (TSX: K, NYSE: KGC) ("Kinross") wishes to advise that they have entered into an agreement whereby X-Cal Resources Ltd. ("X-Cal") has agreed to issue and sell to Kinross, on a private placement basis, 3.5 million common shares of X-Cal at a price of C$0.32 per share.

This private placement remains subject to regulatory approval and completion of certain closing conditions. Upon completion of the private placement, Kinross will beneficially own a total of 13 million X-Cal common shares, representing approximately 10.5% of the X-Cal issued and outstanding common shares. Kinross has agreed to acquire these additional securities for investment purposes.

PARACATU AND FORT KNOX TECHNICAL REPORTS FILED

Kinross announced last week that it had approved an investment of $470 million in its Brazilian subsidiary for an expansion of its Paracatu mine. Also, along with Crown Resources, it announced that the proxy statement/circular in respect of the Crown transaction would be mailed to shareholders and a meeting will be held on August 31, 2006. In connection with these announcements Kinross has filed with Canadian securities regulators updated technical reports prepared in accordance with National Instrument 43-101 for its Fort Knox and Paracatu mines. The new technical reports will be available for review at www.SEDAR.com.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

THIS RELEASE AND RELATED DOCUMENTS MAY CONTAIN CERTAIN "FORWARD-LOOKING STATEMENTS" INCLUDING, BUT NOT LIMITED TO, COMPLETION OF THE PRIVATE PLACEMENT ON THE TERMS ANNOUNCED (IF AT ALL), RECEIPT OF REGULATORY APPROVAL, AND THE NUMBER AND PERCENTAGE OF X-CAL SHARES OWNED BY KINROSS. FORWARD LOOKING STATEMENTS ARE STATEMENTS THAT ARE NOT HISTORICAL FACTS AND ARE SUBJECT TO A VARIETY OF RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL EVENTS OR RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS, INCLUDING, WITHOUT LIMITATION: REGULATORY RISKS, RESULTS OF DUE DILIGENCE INVESTIGATIONS AND TRANSACTION RISKS.

FORWARD-LOOKING STATEMENTS CONTAINED IN THIS RELEASE AND RELATED DOCUMENTS ARE BASED ON THE BELIEFS, ESTIMATES AND OPINIONS OF MANAGEMENT ON THE DATE THE STATEMENTS ARE MADE. THERE CAN BE NO ASSURANCE THAT SUCH STATEMENTS WILL PROVE ACCURATE. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE ANTICIPATED OR PROJECTED. KINROSS UNDERTAKES NO OBLIGATION TO UPDATE THESE FORWARD-LOOKING STATEMENTS IF MANAGEMENT'S BELIEFS, ESTIMATES OR OPINIONS, OR OTHER FACTORS, SHOULD CHANGE.


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For additional information, e-mail INFO@KINROSS.COM or contact:

INVESTOR RELATIONS CONTACT:                         MEDIA CONTACT:
TRACEY THOM                                         JAMES TOCCACELLI
DIRECTOR, INVESTOR RELATIONS                        SENIOR VICE PRESIDENT,
& CORPORATE COMMUNICATIONS                          COMMUNICATIONS
(416) 365-1362                                      (416) 365-7129
TRACEY.THOM@KINROSS.COM                             JAMES.TOCCACELLI@KINROSS.COM
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